EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

RADA Expects Significant Growth in Sales of Tactical Radars for Active Protection Systems

NETANYA, Israel, Dec 27th, 2016 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) eyes the Active Protection Systems (APS) market as the major target for its future sales of its Compact Hemispheric Radar (CHR).

APS are installed on armored vehicles and provide protection against rocket-propelled grenades (RPG), anti-tank guided missiles (ATGM) and tank shells. In the heart of the APS, are search and track radars, with the ability to detect threats and enable interception before a threat strikes the vehicle. The addressable APS market in the Western World is estimated at the tens of thousands of vehicles, implying a multi-billion dollar market potential for tactical radars that can perform such functions.

RADA’s Compact Hemispheric Radar (CHR) platform, developed to address the needs of the APS market, is an S-band, software-defined, pulse-Doppler, active electronically scanned array radar. The radar system introduces sophisticated beam forming capabilities and advanced signal processing, which can provide various missions on each radar platform and offers an unprecedented performance-to-price ratio. It is compact and mobile, enabling hostile fire detection capabilities for combat vehicles and providing critical targeting information for APS.

The CHR is incorporated into IMI Systems' “Iron Fist” family of APS, and has undergone hundreds of live fire tests. Recently RADA delivered CHRs to Artis, to be integrated and tested with its “Iron Curtain” close-in APS.

Dov Sella, RADA’s CEO, commented: "We have developed the CHR to meet the highest requirements of active protection systems. The global APS market is gaining strong momentum; we believe that as a result, new and significant business opportunities will come across RADA in the near future”.

Continued Mr. Sella, “For the past decade, Israel was the only Western nation to apply APS technology on its main battle tanks. Recently, however, this global APS market is awakening. A few days ago, BAE Systems announced the award of a contract by the Dutch Army for the testing and verification of the Iron Fist APS for its CV90 Infantry Fighting Vehicles, becoming the first NATO combat vehicles to receive APS which includes our technology. Furthermore, recent publications in the US press indicate the intention of the US Military to test and evaluate Active Protection Systems for its tanks and Armored Fighting Vehicles. Hence, we are excited with our potential and look forward to a strong growth in our APS tactical radar sales over the coming years.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems and Avionics Systems for fighter aircraft and UAVs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
David Mayer (BD Director)
Tel: +972-9-892-1111
mrkt@rada.com